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Exhibit 99.12

CHAP MERCANTILE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Chap Mercantile Inc. (the “Company”) will be held at the Fairmont Palliser, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on Wednesday, December 8, 2004 at 12:00 p.m. (Calgary time), for the following purposes:

(a)

To receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2004 and the report of the auditors thereon;

(b)

To elect directors of the Company for the ensuing year;

(c)

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)

To consider and, if deemed appropriate, to pass, with or without variation, a special resolution to authorize the Company to apply for a certificate of amendment under the Business Corporations Act (Alberta) (the “ABCA”) to amend the articles of the Company to change the Company’s name to “Silver Wheaton Corp.”, as more particularly described in the accompanying management information circular;

(e)

To consider and, if deemed appropriate, to pass, with or without variation, a special resolution to authorize the Company to apply for a certificate of amendment under the ABCA to amend the articles of the Company to alter the authorized capital of the Company by consolidating all of the issued and outstanding common shares of the Company on the basis of a factor of one new common share for five existing common shares, as more particularly described in the accompanying management information circular;

(f)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the adoption of the Company’s share option plan and ratifying and confirming the grant of 32,300,000 options thereunder, as more particularly described in the accompanying management information circular;

(g)

To consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the continuance of the Company under the Business Corporations Act (Ontario) (the “Continuance”), as more particularly described in the accompanying management information circular;

(h)

Conditional upon approval of the Continuance, to consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, as more particularly described in the accompanying management information circular;

(i)

To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing and empowering the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular; and

(j)

To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Company for the year ended August 31, 2004.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on November 3, 2004 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 10th day of November, 2004.

By Order of the Board of Directors

“Peter Barnes”

Peter Barnes

Executive Vice President and Chief Financial Officer